Exhibit 12.1
Frontier Communications Corporation
Statements of the Ratio of Earnings to Fixed Charges
(Dollars in Thousands)
(Unaudited)

	Years Ended December 31,
	2012	2011	2010	2009	2008

Pre-tax income from continuing operations	$228,952	$245,951	$270,716	$193,109	$290,770

(Income) or loss from equity investees	522	864	(367)	(994)	(4,667)

Pre-tax income from continuing operations before (income) or
loss from equity investees	229,474	246,815	270,349	192,115	286,103

Fixed charges	716,619	697,006	541,750	388,554	373,516

Distributed income of equity investees	-	-	780	1,532	3,935

Interest capitalized	(2,203)	(8,414)	(3,749)	(1,714)	(2,796)

Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	(214)

Income attributable to the noncontrolling interest in a partnership	(16,678)	(7,994)	(3,044)	(2,398)	(1,614)

Total earnings	$927,212	$927,413	$806,086	$578,089	$658,930

Ratio of earnings to fixed charges	1.29	1.33	1.49	1.49	1.76

NOTE: The above calculation was performed in accordance with Regulation S-K 229.503(d) Ratio of earnings to fixed charges.